15 Koch Road
Corte Madera, California 94925
T. 415.924.1005 F. 415.927.9133
RestorationHardware.com

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

December 1, 2014

VIA EDGAR AND HAND DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Restoration Hardware Holdings, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 31, 2014

Definitive Proxy Statement on Schedule 14A

Filed May 15, 2014

Form 10-Q for the Quarterly Period Ended August 2, 2014

Filed September 11, 2014

File No. 001-35720

Dear Ms. Thompson:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated November 14, 2014 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted. The Company respectfully requests confidential treatment of selected portions of this letter pursuant to Rule 83 of the Securities and Exchange Commission (the “SEC”) Rules on Information and Requests [17 C.F.R. § 200.83].

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 1, 2014

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal 2013 Compared to Fiscal 2012, page 47

Net revenues, page 47

1.	We note your response to comment 1 in our letter dated September 30, 2014. We also note that during fiscal 2013 you consistently disclosed operating metrics for “catalogs circulated” and “catalog pages circulated” for your Direct revenue stream. We believe it is important to provide your investors with a balanced discussion of any operating metrics you present. Such a balanced discussion should clearly correlate the metric presented to its impact on your results of operations, particularly in an extreme example like this where your catalog metrics moved in the opposite direction of the related revenue stream. We believe this disclosure provides important context necessary for your investors to understand the metric. Please tell us how the disclosures in your Form 10-K met this objective. Also tell us in more detail management’s view of how you were able to increase Direct revenue by 33% in the same year that you reduced your catalogs by over 50% and why the reduction in catalogs appears to have had no impact on your revenue.

Response:	The Company acknowledges the Staff’s comment that it is important to clearly correlate metrics presented in the Company’s disclosures to impacts on the Company’s results of operations.

The Company respectfully submits to the Staff that given the Company’s recent results of operations, the impact of the changes in catalogs and catalog pages circulated on the Company’s results of operations during fiscal 2013 is difficult for the Company to measure or determine, and it is difficult for the Company to determine the extent to which changes in the catalog operating metrics have correlated with the changes in revenue.

As previously disclosed, the Company has adopted in recent years a significant number of changes with respect to the catalog component of its overall strategy, including the launch of its large format Source Books as well as changes in its catalog circulation strategy. Concurrently with the evolution of the Source Book strategy, the Company’s growth strategy has also focused on the expansion of its product assortment and the transformation of its real estate, including moving from smaller legacy stores to substantially larger full line design galleries. The Company operates an integrated multi-

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 1, 2014

channel business with substantial synergies between the Company’s stores, websites and its catalog. The Company believes that its customers shop across all of its channels. The change to the Source Book strategy, the reduction in the number of catalog mailings, the expansion of the Company’s product assortment and the Company’s real estate transformation have all occurred concurrently. As a result, it is difficult to determine the impact of each contributing factor in the Company’s strategy on the increase in Direct revenue, particularly as in some areas these strategies may enhance each other’s benefits and in other areas these strategies may conflict with one another. While the Company endeavors to provide investors with balanced and informative disclosure regarding how its changes in strategy and its operating metrics impact the Company’s results of operations, the Company is in an active phase of developing its business model and it is not always possible for the Company to dissect which elements of its strategy, evolution or metrics are the drivers of current changes in the Company’s operating results.

The Company also recognizes the importance of providing investors with a balanced discussion of any operating metrics presented by the Company. Accordingly, the Company will disclose in future filings any known trends, impacts or causal relationships that it can identify between such metrics and the Company’s operating results.

Definitive Proxy Statement on Schedule 14A Filed May 15, 2014

Performance-Based Annual Cash Incentives, page 27

2.	We note your response to comment 5 in our letter dated September 30, 2014. We also note that you disclose your adjusted EBITDA objectives at each level as a percentage and your results as a percentage. However, you do not appear to have disclosed the actual dollar amount of your adjusted EBITDA objectives to be achieved for your named executive officers to earn each level of bonus under your Management Incentive Program and your actual dollar amount adjusted EBITDA performance. Please revise your disclosure to disclose the actual dollar amounts. Please note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, in its future filings, the Company will include the actual dollar value of its targets versus just providing a percentage. We have included below in underlined text the additions to the disclosure that would apply to the Company’s Definitive Proxy Statement on Schedule 14A filed May 15, 2014:

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 1, 2014

Achievement Level		Bonus as a Percentage of Base Salary
Percentage	Adjusted EBITDA (in millions)	Gary Friedman	Karen Boone	Ken Dunaj
0%	<$100.0	—	—	—
20%	$100.0	20%	10%	10%
100%	$124.1	100%	50%	50%
200%	$146.8	125%	100%	100%

For fiscal 2013, the compensation committee determined that the Company reached the 130% achievement level, or adjusted EBITDA of $131.6 million as calculated in conformity with the MIP, with respect to the Company’s financial objectives.

Form 10-Q for the Quarterly Period Ended August 2, 2014

Notes to Condensed Consolidated Financial Statements, page 6

Note 13 – Commitments and Contingencies, page 12

Contingencies, page 13

3.	We note your response to comment 8 in our letter dated September 30, 2014, regarding the class action suit filed on October 21, 2008 against Restoration Hardware, Inc. Please clarify the following points:

•	You state that as of March 31, 2014, the filing date of the company’s Form 10-K for the fiscal year ended February 1, 2014, you had a reserve in place for the Hernandez case. Please confirm our assumption that this reserve was included in the financial statements for the year ended February 1, 2014, or explain this to us in more detail.

•	We note you concluded that this reserve did not warrant separate disclosure in your Form 10-K as it was less than 1% of total liabilities and SG&A expense for fiscal 2013. Please also tell us how you evaluated the materiality of this reserve in comparison to a profitability measure, such as pre-tax income, as it does not appear appropriate to limit your materiality analysis to consideration of total liabilities and SG&A expense.

•	Please also tell us if the $9.2 million was the total settlement amount or was incremental to the previously recorded reserve. If $9.2 million was not the total settlement amount, please tell us the total settlement amount.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 1, 2014

Response:	The Company confirms to the Staff that the reserve for the Hernandez case in the amount of $[* *] million was included in the financial statements for the year ended February 1, 2014 (“fiscal 2013”).

The Company does not believe that the reserve warranted separate disclosure based on the Company’s evaluation of the materiality of the reserve. The Company respectfully advises the Staff that the reserve had an impact of $[*     *] million on fiscal 2013 reported pre-tax income of $49.1 million. Our assessment not to disclose the reserve was largely based on the impact of such reserve compared to adjusted net income, which is the profitability measure most followed and utilized by both financial statement users and management.1 After tax, the $[*    *] million reserve for fiscal 2013 represents [*    *]% of adjusted net income for fiscal 2013. Based on the foregoing, as well as that such reserve represented less than 1% of SG&A expense and less than 1% of total liabilities for fiscal 2013, we concluded that the reserve was not material for disclosure purposes.

The Company also advises the Staff that the $9.2 million corresponds to the incremental costs stemming from the court’s ruling in the case, which includes a substantial attorneys’ fee award for the plaintiffs.2 The $9.2 million was in addition to the previously recorded litigation reserve of $[*    *] million, such that the total Hernandez reserve was $[*    *] million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Three Months Ended August 2, 2014 Compared to Three Months Ended August 3, 2013, page 17

4.	Your response to comment 10 in our letter dated September 30, 2014 indicates that you do not believe that you are experiencing a sustained period of slowing rates of revenue growth. However, in your response you provided substantive reasons as to why your growth in the first half of 2014 has been lower than the revenue growth you experienced in the first half of 2013. We believe that these descriptions are material to understanding your results of operations as compared to the prior period. Please revise future filings to disclose information about any significant short-term or long-term changes in your revenue growth rate similar to that provided to us in your response. We remind you that one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business.

1	Adjusted net income is widely used by investors in analyzing the Company’s profitability. In fiscal 2013, the Company recorded non-cash compensation charges of $63.2 million in fiscal 2013, which had a significant and, the Company believes, unrepresentative impact on its measures presented in accordance with generally accepted accounting principles. In its evaluation the Company determined that adjusted net income is a more relevant measure than net income.
2	The court entered its order on September 5, 2014 which included in excess of $9 million in attorneys’ fees awarded to the plaintiffs’ lawyers.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 1, 2014

Response:	The Company acknowledges the Staff’s comment and confirms to the Staff that it will provide disclosure in MD&A in future filings in order to address known trends and uncertainties that are material to an investor’s understanding of the business taking into account both short and long-term analysis of business trends.

*     *     *     *     *     *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 1, 2014

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

Chief Financial and Administrative Officer

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.